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November 22, 2024

BY EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention:	Lauren Hamill
Chris Edwards

Re:	CERo Therapeutics Holdings, Inc.
Registration Statement on Form S-1 Filed October 21, 2024 Amendment No. 1 to Registration Statement on Form S-1
Filed October 22, 2024
File No. 333-282755

Ladies and Gentlemen:

This letter is submitted on behalf of CERo Therapeutics Holdings, Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated November 4, 2024 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed on October 21, 2024, as amended by Amendment No. 1 (the “Registration Statement”). The Company is concurrently submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes in response to certain of the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 2. Defined terms used herein but not otherwise defined herein have the meanings given to them in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Registration Statement on Form S-1

Cover Page

1.

We note your statement on the cover page that you are registering, among others, 75,000,000 shares of common stock “issuable” to a service provider. You also reference 75,000,000 shares of Common Stock “to be issued” to the service provider in footnote 34 to the Selling Securityholders table. We contrast these statements with inconsistent disclosures on pages 6, 9, and 157 that refer to these same shares as “issued”.

●	Please revise throughout to clarify whether these 75,000,000 shares of common stock have already been issued to the service provider, or whether the private placement of such securities is incomplete.

●	Please note that a transaction that commenced privately cannot be converted to a registered offering. As applicable, provide your analysis as to why you believe you are eligible to register the primary issuance of these 75,000,000 shares of common stock, or alternatively, revise your fee table and registration statement to remove these shares. Refer to Securities Act Sections Compliance and Disclosure Interpretations Question 134.02.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that such shares of common stock have not yet been issued. Accordingly, the Company has revised the disclosure throughout the Prospectus and in the fee table to remove these shares.

2.

We note your disclosure on page 7 that the shares of common stock registered for resale under this prospectus, if issued, would exceed the number of shares of common stock currently authorized for issuance. You also state that in the event that you obtain the approval of the Reverse Stock Split at an upcoming special stockholders meeting, the number of shares registered hereunder will no longer exceed the number of authorized and unissued shares.

●	Please confirm that you will not request acceleration of the effective date of this registration statement until you have obtained shareholder approval such that you have sufficient authorized shares to conduct the offering.

●	Alternatively, please reduce the number of shares being registered so as not to exceed the number of currently authorized shares available for issuance.

Response: In response to Staff’s comment, the Company respectfully advises the Staff that, following the removal of the 75,000,000 shares referred to in Comment 1 above, the sum of the total number of shares registered on the Registration Statement and the approximately 298 million fully diluted shares of the Company outstanding (based upon the same assumptions as to conversion and exercise prices set forth in the Registration Statement) is less than the 1 billion shares authorized under the Company’s Amended and Restated Certificate of Incorporation. The Company also supplementally advises the Staff that there is overlap between shares included in the number registered on the Registration Statement and the shares included in the calculation of the fully diluted shares of the Company outstanding. Furthermore, the Company has revised Amendment No. 2 to remove the references to the number of shares registered exceeding the number of authorized shares, as well as to disclose that the Company’s stockholders approved a reverse stock split on November 11, 2024. We supplementally advise the Staff that the Company expects to implement the reverse stock split prior to its Nasdaq panel hearing scheduled for December 17, 2024, but is observing the trading price of the common stock since the Company’s announcement on November 15, 2024 of the receipt of clearance from the FDA to commence clinical trials prior to setting and announcing the exact ratio thereof.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of CERo, page 125

3.	Please revise to also include MD&A disclosure for Legacy CERo’s two most recent fiscal years, or otherwise advise. Refer to Item 303(b) of Regulation S-K, and instructions thereto.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations of Legacy CERo in Amendment No. 2 on page 125 to include the information with respect to the fiscal years ended December 31, 2023 and December 31, 2022. The Company has also added unaudited financial statements and related MD&A for the three and nine months ended September 30, 2024 in Amendment No. 2.

If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at jletalien@goodwinlaw.com or (212) 459-7203.

Sincerely,

/s/ Jeffrey A. Letalien
Jeffrey A. Letalien

cc:	Chris Ehrlich, CERo Therapeutics Holdings, Inc.

Stephen Davis, Goodwin Procter LLP

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